

February 10, 2017

Mail Stop 4720

<u>Via E-mail</u>
Mr. David Mathers
Chief Financial Officer
Credit Suisse Group AG
Paradeplatz 8, CH 8001
Zurich, Switzerland

      **Re:**    **Credit Suisse Group AG**
               **Form 20-F for the Fiscal Year Ended December 31, 2015**
               **Filed March 24, 2016**
               **File No. 001-15244**

Dear Mr. Mathers:

     We have completed our review of your filings.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         /s/ Kevin W. Vaughn

                         Kevin W. Vaughn
                         Accounting Branch Chief
                         Office of Financial Services